Exhibit 99.3

Prentice Capital Management, L.P.

100 West Putnam Avenue

Slagle House

Greenwich, Connecticut 06830

March 14, 2016

Bebe Stores, Inc.

400 Valley Drive

Brisbane, CA 94005

Attention: Board of Directors

Ladies and Gentlemen:

We are writing further to our telephone conversation last week with Messrs. Mashouf and Parks. As we expressed on that call, we believe it is imperative that the Board of Directors (the “Board”) of Bebe Stores, Inc. (the “Company”), the Company’s controlling shareholder, and the Company’s management team, approach the Company’s continuing “freefall” collapse with a sense of extreme urgency. We are extremely concerned that the Board and Mr. Mashouf are neither cognizant of nor properly discharging their fiduciary duties to the Company’s minority shareholders. The Company’s March 7, 2016 announcement regarding Mr. Mashouf’s CEO compensation package only serves to underscore our deep concern.

Although Mr. Mashouf’s compensation package was presumably approved and recommended by your compensation committee and blindly benchmarked against the compensation of the Company’s previous CEOs and a self-selected group of supposed “peers,” we believe Mr. Mashouf’s compensation is wildly off-market and utterly inappropriate under the circumstances. Mr. Mashouf’s compensation package is especially disturbing in light of the Company’s declining market cap (now around $50 million) and his majority ownership of the Company. If Mr. Mashouf’s interests as a majority shareholder were truly aligned with those of the minority, and if he was truly invested in turning the Company around to capture its increased equity value, he would have foregone a salary altogether, as is the case with many founders who return to manage their eroding businesses years after their founding.

As we previously have expressed to you, consistent with the fiduciary duties of the Board, the Company’s controlling shareholder and the Company’s management team (or what remains of it and, in any case, excluding Mr. Mashouf), we expect that the protection of minority shareholder interests and value maximization should be of utmost priority and importance, and we expect the Company to take immediate action to reverse the Company’s current path of idly watching the continuing destruction of the Company’s assets, businesses, brand and shareholder value. Indeed, we urge the Board to immediately establish a special committee, composed entirely of independent directors with plenary authority of the full Board, to identify, review and undertake a deliberate and focused process to execute any and all strategic and financial alternatives available to the Company to return maximum value to the Company’s shareholders. All options should be on the table, including a strategic business combination, merger and sale of the Company as an entirety with and to an unaffiliated third party. Such committee should engage reputable and independent financial and legal advisors, and any recommendation(s) made by the committee should be binding such that Mr. Mashouf, in his capacity as controlling shareholder, should agree to vote on any transaction submitted to the Company’s minority shareholders for a vote, in accordance with such recommendation. We further expect that the Company and Mr. Mashouf, in his capacity as controlling shareholder, will not pursue or enter into any transaction or strategy to undermine or impair the value of the Company in any of the aforementioned possible transactions.

We believe there are interested and credible strategic and financial transaction candidates that may be interested in initiating discussions with the Company and that there are opportunities to unlock and return maximum value to shareholders. These urgent matters require the Board’s full and immediate attention. Time is of the essence, and we expect that Mr. Mashouf will obtain the input and approval of the full Board before unilaterally acting on behalf of the Company in his capacity as controlling shareholder with respect to any significant transaction involving the Company or its assets and businesses.

As we stated during our call, our objective has been and remains to work with you to help achieve the result that is in the best interest of all shareholders. We do not want to work against or around you. We, and indeed every public shareholder of Bebe Stores, Inc., await your reply and hope that you will take the matters expressed in this letter and our recommendation for action with utmost seriousness.

Sincerely,

/s/ Prentice Capital Management, L.P.